

October 24, 2011

Via E-mail
G. Gary Yetman, President and Chief Executive Officer
Coleman Cable, Inc.
1530 Shields Drive
Waukegan, Illinois 60085

**Re:     Coleman Cable, Inc.**
**Registration Statement on Form S-3**
**Filed September 27, 2011**
**File No. 333-177024**

Dear Mr. Yetman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

Fee Table

1. We note your disclosure in footnote 1 to the fee table. Any securities underlying convertible or exchangeable securities must be registered and included in the fee table. While the number of the underlying securities need not be determined at the time of effectiveness, it is not appropriate for you to state that the registration statement includes an indeterminate amount of securities as may be issued from time to time upon conversion, exchange and/or redemption of the preferred stock, debt securities, warrants, subscription rights, stock purchase contracts or stock purchase units. You must include in the registration statement a good-faith estimate of the maximum number of securities that you think you may need to issue. Please delete this statement. In this regard, please note that you may only register an indeterminate number of additional securities that may become issuable pursuant to stock splits, stock dividends or similar transactions contemplated by Rule 416 of the Securities Act and that Rule 416 cannot be used to register securities issuable due to the operation of a

conversion formula.  Please confirm your understanding that in the event such adjustment requires you to issue more shares than you are registering on this registration statement, you will file a new registration statement to register those additional shares.  Please see Rule 416 and Question 213.02 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules, which is available on our website.

2.  We note your disclosure in footnote 4 to the fee table.  Please revise to indicate that, if true, the guarantees are joint and several.

About this Prospectus, page 1

3.  We note that your reference to "other offering material" that may add, update or change information you provide in the prospectus.  Please confirm that you will, as applicable, comply with the rules regarding free writing prospectuses under Rule 433 of the Securities Act.

Risk Factors, page 2

4.  Please delete the last sentence of this section.  You are required to discuss all significant risks in your prospectus.  See Item 503(c) of Regulation S-K.

Selling Shareholders, page 4

5.  Please revise your disclosure to state the date of the initial equity contributions and compensation grants.  Please also indicate that you will also include the amounts each selling shareholder intends to sell in any prospectus supplement, post-effective amendment or Exchange Act filings.  See Section II.G. of Form S-3.

Description of Capital Stock, page 4

6.  Please delete the portion of the first sentence in which you state that the description of the capital stock is qualified and not complete.  The summary description you provide in your prospectus must be materially complete.  We note that you have included similar language in your descriptions of the debt securities and warrants and request that you revise those disclosures accordingly.  Please also note that you may not qualify such summary information by reference to documents not filed as exhibits, such as general corporate law.  Please refer to Rule 411(a) of Regulation C of the Securities Act.

Plan of Distribution, page 14

7.  Please revise your disclosure to state that any post-effective amendment filed to include the information about the selling shareholders will indicate that they purchased in the ordinary course of business and at the time of the purchase of the securities to be resold, the selling shareholders had no agreements or understandings, directly or indirectly, with any person to

distribute the securities.  Please further indicate that you will identify as an underwriter any selling shareholder for whom you cannot make these representations.

Information Incorporated by Reference, page 16

8.  Please revise this section to incorporate the description of your common stock which is contained in a registration statement filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description. See Item 12(a)(3) of Form S-3.

9.  You incorporate by reference Form 8-K filed March 3, 2011.  However, this report does not appear to be filed.  Please file the Form 8-K or amend your filing to remove reference.  Furthermore, it appears that you have referenced Form 8-K filed August 16, 2011 twice.  Please remove the duplicate reference.

10. Please incorporate by reference the Form 8-K/A filed on August 1, 2011.

Item 16.  Exhibits, page II-2

11. Please file all exhibits before requesting acceleration of your registration statement.  We note that you have not listed  the forms of subscription rights agreement, stock purchase contracts and stock purchase units.  Please file these documents as exhibits to your registration statement.

Item 17.  Undertakings, page II-3

12. Please revise this section to include the undertaking required by Item 512(j) of Regulation S-K.

Exhibit 5.1

13. Please have counsel provide an opinion with respect to the common stock to be offered by the selling shareholders.

14. In the first carryover paragraph on page three of the opinion, your counsel has assumed that you and your subsidiary guarantors are duly organized, validly existing and in good standing under applicable state law.  These are facts readily ascertainable by counsel and therefore are inappropriate assumptions.  Please have counsel revise the opinion to delete these assumptions.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1.  Business, page 3

Raw Materials, page 6

15. In future filings, as applicable, please identify the names of your principal suppliers.  See Item 101(h)(4)(v) of Regulation S-K.

Patents and Trademarks, page 7

16. In future filings, as applicable, please revise this section to include the duration of your patents.  See Item 101(h)(4)(vii) of Regulation S-K.

Environmental, Health and Safety Regulation, page 7

17. In future filings, as applicable, please include the costs and effects of compliance with environmental laws.  See Item 101(h)(xi) of Regulation S-K.

Item 2.  Properties, page 12

18. We note that you have only filed one lease as an exhibit to your annual report.  In future filings, please file all material leases as exhibits.

Item 7.  Management's Discussion and Analysis of Financial Condition . . . , page 14

Liquidity and Capital Resources, page 23

Debt, page 23

19. In future filings, please provide the tabular disclosure of contractual obligations as required by Item 303(a)(5) of Regulation S-K.  Please note that the table must provide the payments due by the required time periods.

Exhibits

20. We note your disclosure in the Related Person Transactions section on page 14 of your Definitive Proxy Statement filed April 12, 2011.  In future filings, please file the Leases with DJR Ventures, LLC and the Tax Matters Agreement as exhibits to your Form 10-K.  See Item 601(b)(10)(ii)(A) of Regulation S-K.

Exhibits 31.1 and 31.2

21. We note that you have revised paragraph 4(d) and modified the introductory language in paragraph 4 to omit the language referring to internal control over financial reporting.  We

note that the certifications filed with your Form 10-Q for the quarter ended June 30, 2011 contains the same modifications.  Please amend both your Form 10-K and the Form 10-Q to provide the certifications exactly as provided in Item 601(b)(31) of Regulation S-K, except as necessary to fill in the blanks.  Please note that we will accept abbreviated amendments of the Form 10-K and Form 10-Q that consist of the cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 16

Our Compensation Process, page 16

22. In future filings, please revise your disclosure in the fourth paragraph to state whether the compensation consultant was engaged directly by the compensation committee or any other person and describe the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagement.  See Item 407(e)(iii) of Regulation S-K.

Amended Form 8-K filed August 1, 2011

Exhibit 99.2

23. You include an audit report dated June 30, 2011 for the year ended March 31, 2011.  However, the report is not signed.  Please amend your filing to include a signed audit report pursuant to Rule 2-02(a)(2) of Regulation S-X.

24. Please amend your filing to provide the audit report for the year ended March 31, 2010 from Kirkland, Russ, Murphy and Tapp dated June 7, 2010.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Consolidated Results of Operations, page 25

25. Please amend your filing to provide a robust discussion of your results of operations for the three and six months ended June 30, 2011.  For example, your discussion of net sales on page 28 should better address and quantify the higher average copper prices and the underlying factors for the increase in OEM sales volume.  Please also revise your discussion of gross profit on page 29 to discuss the contributing factors for the increase in sales volume, along with the underlying reasons for the improvement in pricing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at (202) 551-3772 or, in her absence, Terence O'Brien, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc:     Via E-mail
        James J. Junewicz, Esq.
        Winston & Strawn LLP